UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

NOTIFICATION OF LATE FILING

                                           SEC File No: 0-49719

FORM 10-QSB FOR THE PERIOD ENDING September 30, 2003

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Amanasu Technologies Corporation

Address of Principal Executive Offices

701 Fifth Avenue, 36th Floor,
Seattle, Washington 98109

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in Part III.

(a)

See Part III.

(b)

The subject report will be filed on or before November 19, 2003.

(c)

No attachments

PART III - NARRATIVE

Due to unforeseen event, the Company is unable to complete its Form 10-QSB. Consequently, the Company could not complete the Form 10-QSB without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Lina Lei (604) 221-7699

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

Yes.

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

No.

AMANASU TECHNOLOGIES CORPORATION

November 14, 2003                        /s/ Masafumi  Hata

                                             Masafumi  Hata

                                         President

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